UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69454

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2022___ AND ENDING __12/31/2022__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **TRC Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

710 Johnnie Dodds Blvd, Suite 300
                                        (No. and Street)

Mt. Pleasant	**SC**	**29464**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Ellman	**(646) 541-3934**	**mellman@tower-research.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
                          (Name – if individual, state last, first, and middle name)

30 South Wacker, Suite 3300	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

9/24/2003		**49**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

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* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Sean Concannon**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **TRC Markets LLC**, as of **December 31, 2022**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW A. WEISS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02WE6378549
Qualified in New York County
Commission Expires September 15, 2026

Signature: DocuSigned by: 4E689ED861B9426

Title:
Principal Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRC MARKETS LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

TRC MARKETS LLC

CONTENTS



Report of Independent Registered Public Accounting Firm   RSM US LLP

To the Member of TRC Markets LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of TRC Markets LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 23, 2023

TRC MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash	$	3,521,761
Receivable from clearing broker		38,258,191
Securities owned, at fair value		62,286,257
Rebate receivable		5,877,017
Receivable from affiliates		1,020,549
Other assets		89,187
Total assets	$	111,052,962

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Securities sold, not yet purchased, at fair value	$	78,754,704
Accounts payable and accrued expenses		1,685,271
Due to Tower Research Capital LLC (Note 5)		949,323
Total liabilities		81,389,298
Member's equity		29,663,664
Total liabilities and member's equity	$	111,052,962

See accompanying notes to financial statement.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

TRC Markets LLC (the "Company") is a limited liability company and a wholly-owned subsidiary of Tower Research Capital LLC (the "Parent"). The Company's operations consist primarily of agency execution in, but not limited to, exchange-traded funds ("ETFs") and equities in the United States. The Company is also trading for its own account as an approved market maker trading, primarily making markets in ETFs.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various securities exchanges, as well as Financial Industry Regulatory Authority ("FINRA"), which is its designated examining authority ("DEA") as of December 31, 2022.

The Company is exempt from preparing a Customer Reserve computation pursuant to SEC Rule 15C3-3(k)(2)(ii).
Basis of Presentation.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange at their last sales price as of the end of each business day. Futures contracts traded on exchanges are valued at the exchange settlement price on the last day of trading.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Brokerage Commissions

The Revenue from Contracts with Customers ("ASC Topic 606") guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

The Company executes securities transactions on behalf of its customer. Each time the customer enters into a buy or sell transaction, the company charges a commission. The commission rate is determined based on costs associated with execution of the customer's order plus a markup. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. At December 31, 2021 the commission receivable was $995,779, at December 31, 2022 the commission receivable was $1,020,549 and is included in receivable from affiliate on the statement of financial condition.

Interest and Dividend Income and Expense

Interest income and expense is recorded on the accrual basis. Dividend income and expense is recorded on the ex-dividend date.

Revenue and Expense Recognition from Securities Transactions and Futures Transactions

Securities and futures transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Brokerage, Exchange and Clearance Rebates/Fees, Net

Brokerage, exchange and clearance fees, net, comprise the costs of executing and clearing trades and are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other market places related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis and included net within brokerage, exchange and clearance fees in the accompanying Statement of Operations. During 2022, the Company incurred $15,892,783 of exchange fees which are included in exchange rebates, net in the Statement of Operations. The Company received $138,802,704 of exchange rebates which are included in exchange rebates, net in the Statement of Operations. Rebate receivables are carried at amortized cost, net an allowance for credit losses.

Income Taxes

The Company is a single member limited liability company. As such, it is a disregarded entity for tax purposes and is not subject to pay any taxes on income. As the Company's activity is not subject to taxes using currently enacted tax laws and rates, no provision for tax is provided, in accordance with GAAP.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Allowance for Credit Loss

Effective January 1, 2022, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances. The Company identified rebate receivables and receivable from clearing broker as impacted by the new guidance. There is no impact to opening member's equity upon adoption of ASC 326. The Company has no allowance for credit losses for the rebate receivables and receivable from clearing broker as of and for year ended December 31, 2022.The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The Company assesses the level of inputs used to measure fair value at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, 3 during the year.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

		Quoted Prices in Active Markets for Identical Assets (Level 1) Balance as of December 31, 2022
Assets (at fair value)		
Securities owned		
ETFs	$	62,286,257
Total securities owned	$	**62,286,257**
Receivable from clearing broker		
Futures Open Trade Equity		(386,573)
Total assets (at fair value)	$	**61,899,685**
Liabilities (at fair value)		
Securities sold, not yet purchased		
ETFs	$	78,754,704
Total securities sold, not yet purchased	$	**78,754,704**
Total liabilities (at fair value)	$	**78,754,704**

1. Open Trade Equity 12/31/2022 is reflective of a net loss included in receivable from clearing broker on Statement of Financial Condition.

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the investments.

3. Derivative Instruments

The Company's derivative activities are limited to the trading of futures on exchanges. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value, and the net trading gains and losses associated with these derivatives is recorded on the statement of operations. The Company does not utilize and does not consider any derivative instruments as or to be hedging instruments, as those terms are generally understood for accounting purposes.

As a market maker the Company employs arbitrage trading strategies between exchange traded futures and securities. Since the Company's trading is primarily arbitrage in nature, the notional value of open derivative positions is not representative of the risk in the outstanding derivative contracts. The Company's trading activities involve the use of risk management strategies to reduce direction and non-directional risk based on model and there is no guarantee that the hedging strategies will achieve their desired effect.

The Company is required to disclose information about certain derivative instruments that are either eligible for offset in accordance with U.S. GAAP or subject to an enforceable master netting arrangement or similar agreement. The objective
of the disclosure is to enable the financial statement users to evaluate the effect or potential effect of netting arrangements on the Company's financial position.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

3. Derivative Instruments (continued)

As of December 31, 2022, the Company holds derivative instruments that are eligible for offset in the Statement of Financial Condition. A right of offset exists when the amounts owned by the Company to another party are determinable, the Company has the right to offset the amounts owned with the amounts owed by the other party, the Company intends to offset and the Company's right of offset is enforceable by law.

The primary underlying risk the Company holds is with equity price products. The following table provides disclosure regarding the potential effect of offsetting of derivative assets and liabilities presented in the Statement of Financial Condition

	Gross Amounts of Recognized Assets and Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Assets						
ABN Futures Contracts [1]	226,117	226,117	-	-	-	-
	$ 226,117	$ 226,117	$ -	$ -	$ -	$ -
Liabilities						
ABN Futures Contracts [1]	612,690	226,117	386,573	-	-	386,573
	$ 612,690	$ 226,117	$ 386,573	$ -	$ -	$ 386,573

1. ABN Open Trade Equity 12/31/2022 is reflective of a net loss included in receivable from clearing broker on Statement of Financial Condition.

For the year ended December 31, 2022, the Company has elected the alternative disclosure for gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Company to disclose, on a combined basis, the gains and losses related to all derivative and non-derivative (or cash) to be classified as trading instruments disaggregated by the type of underlying risk. The Company traded equities and futures contracts during the year.

Gains and losses on trading activities included in the statement of operations during the year ended December 31, 2022 are as follows:

Underlying Risk:	Trading Gains and Losses
Equity Price	$ 6,703,354
Total	$ 6,703,354

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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4. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars. Based on the number of markets the Company makes, it is subject to having minimum net capital of $1,000,000. At December 31, 2022, the Company's net capital was $22,624,756, which was $21,624,756 in excess of its minimum requirement of $1,000,000.

5. Off-balance sheet risk

The Company maintains short positions in securities and futures contracts that may increase or decrease in value beyond the amounts reflected in the Statement of Financial Condition. Those increases may be mitigated somewhat by offsetting changes in the values of hedged or hedging positions in other financial instruments.

6. Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationship between financial instruments and volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

7. Receivable from and payable to clearing brokers

The amounts receivable and payable from brokers arise in the ordinary course of business and are pursuant to clearing agreements with the clearing firms.

Amounts in receivable from clearing brokers in the Statement of Financial Condition include cash, net amounts receivable and payable for securities transactions that have not settled, and unrealized appreciation or depreciation from futures. Amounts due to and from brokers have been offset against amounts due to the same broker where the right of offset exists. At December 31, 2022, the amounts reflected in receivable from clearing broker are from one broker. The Company is subject to broker-dealer margining from its clearing broker. The Company has entered into a margin financing facility with an affiliate of the clearing broker which is an uncommitted credit line. The facility has a limit of $15,000,000. The Company has also agreed to maintain a minimum net liquidating balance of $6,000,000 with ABN AMRO Clearing Chicago LLC. The maintenance margin requirement at the clearing broker at December 31, 2022 is $7,861,179. The amounts borrowed under this facility are included in receivable from broker and payable to broker, and are collateralized by the securities in the account at the clearing broker. The Company has no allowance for credit losses for the receivable from clearing broker as of and for the year ended December 31, 2022.

8. Concentrations of credit risk

It is the Company's policy to review, as necessary, the creditworthiness of each counterparty. Futures contracts may reduce the Company's exposure to counterparty risk since futures contracts are exchange-traded; the exchange's clearing house, as the counterparty to all exchange-traded futures, guarantees the futures against default. However, since the Company's futures positions are carried by a Futures Commission Merchant ("FCM"), the Company is exposed to counterparty risk related to the viability of the FCM. At this time, the Company does not consider itself to be at risk with respect to its cash balances.

TRC Markets LLC

NOTES TO FINANCIAL STATEMENT

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8. Concentrations of credit risk (continued)

Securities held at the clearing broker serve as collateral for the amounts due to the relevant brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing broker has the right to sell or re-hypothecate this collateral. Additionally, securities and other financial instruments owned and securities and other financial instruments sold, not yet purchased, are generally subject to margin requirements.

The Company maintains banks accounts with multiple financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded to such accounts. The Company has not experienced any losses on these accounts.

9. Related party transactions

The Company has an expense sharing agreement with the Parent. Pursuant to this expense sharing agreement, the Company pays the Parent rent for office space and equipment, as well as office and administrative support services. For the year ended December 31, 2022, the total liability to the Parent primarily related to fees were $9,403,030, which is reflected on the Statement of Operations. As of December 31, 2022, $549,323 is due to the Parent related to these expenses, which is included in Due to Tower Research Capital LLC on the Statement of Financial Condition.

The Company has an expense sharing agreement with its broker-dealer affiliate, Latour Trading LLC. Pursuant to this expense sharing agreement, the Company pays expenses on behalf of the affiliate related to development and execution of a trading platform. For the year ended December 31, 2022, the total costs charged to this affiliate was $807,840, which is reflected on the Statement of Operations. As of December 31, 2022, $52,661 is due from Latour Trading LLC related to these expenses, which is included in Receivable from affiliates on the Statement of Financial Condition.

The Company also enters into securities transactions such as trade executions for its affiliated customer, Spire X Trading LLC. At December 31, 2022, the total receivable from Spire X Trading LLC was $967,888, which is included in Receivable from affiliates on the Statement of Financial Condition. For the year ended December 31, 2022, the total revenue from this affiliated customers is $11,310,907. Commissions' calculations may have differed if such transactions were executed with unrelated parties.

All related party payables and receivable are settled on a monthly basis.

10. Commitments, Contingencies, and Guarantees

The Company does not have any material commitments or contingencies that could result in a loss or future obligation.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent events

Management of the Company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued. The Company made $10,000,000 in distributions to its Parent through the date the financial statements were issued.